Exhibit 99.1

IR-404

Fanhua Announces Change of Ticker Symbol From “FANH” to “AIFU”

GUANGZHOU, China, Oct. 18, 2024 (GLOBE NEWSWIRE) -- Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent technology-driven financial services provider in China, today announced the change of its ticker symbol from “FANH” to “AIFU”. Effective on October 23, 2024, the Company’s American Depository Shares will begin trading on Nasdaq under the new ticker symbol “AIFU”.

The change aligns with the Company’s proposed change of Company’s English name from “Fanhua Inc.” to “AIX Inc.” and Chinese name from “泛华控股集团”to“智能未来有限公司”with effect from November 1, 2024, pending approval by the Company’s shareholders at the extraordinary general meeting scheduled on October 31, 2024.

About Fanhua Inc.

Driven by its digital technologies and professional expertise in the insurance industry, Fanhua Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about Fanhua Inc., please visit https://ir.fanhgroup.com

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Fanhua Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com